Exhibit 99.1

Renren Announces Unaudited First Quarter 2013 Financial Results

BEIJING, China, May 13, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                 Total net revenues were US$46.6 million, a 45.2% increase from the corresponding period in 2012.

•                 Renren net revenues were US$41.5 million, a 40.4% increase from the corresponding period in 2012.

•                 Nuomi net revenues were US$5.1 million, a 102.0% increase from the corresponding period in 2012.

•                 Gross profit was US$30.0 million, a 53.1% increase from the corresponding period in 2012.

•                 Operating loss was US$27.5 million, compared to an operating loss of US$20.6 million in the corresponding period in 2012.

•                 Net loss attributable to Renren was US$3.1 million, compared to a net loss of US$13.6 million in the corresponding period in 2012.

•                 Adjusted net income (non-GAAP) (1) was US$0.5 million, compared to an adjusted net loss of US$11.3 million in the corresponding period in 2012.

“In the first quarter we got off to a good start executing our plans for 2013.  Revenues of $46.6 million came in just above our top line guidance, with gaming once again a key growth driver.  Our user metrics and mobile traffic continued to grow healthily despite a highly competitive environment, reflecting the strong social graph of our real name user base and platform,” commented Joseph Chen, Chairman and Chief Executive Officer.

“As I have always stated, at Renren we take a long-term view in building our business.  We also recognize we are at a strategic junction to becoming a true mobile company. The mobile internet is rapidly evolving and we are discovering large opportunities in front of us, but the window for these opportunities is short. Now is a critical time to secure our position in the giant social messaging service space, while also expanding our existing platform and eco-system of services,” Mr. Chen continued.

“In the coming quarters we will look to add resources to our mobile gaming and social commerce businesses, where we plan to make strong advances based on opportunities we are seeing. Meanwhile, we’ll continue to prepare the stage for mobile advertising, which has a longer-term return on investment, as well as other potential mobile monetization models,” added Hui Huang, Renren’s Chief Financial Officer.

(1)        Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

First Quarter 2013 Results

Total net revenues for the first quarter of 2013 were US$46.6 million, representing a 45.2% increase from the corresponding period in 2012.

Renren net revenues were US$41.5 million, representing a 40.4% increase from the corresponding period of 2012. Within Renren net revenues, online game revenues were US$26.7 million for the first quarter of 2013, a 52.9% increase from the corresponding period of 2012. The increase in online game revenues during this quarter was again due to our in-house developed cross-platform games. Other IVAS revenues were US$5.0 million for the first quarter of 2013, an 80.4% increase from the corresponding period of 2012.  Online advertising revenues were US$9.8 million for the first quarter of 2013, representing an increase of 4.7% from the corresponding period of 2012. The number of activated users on Renren.com continued to increase from approximately 154 million as of March 31, 2012 to approximately 184 million as of March 31, 2013. Monthly unique log-in users increased from approximately 40 million in March 2012 to approximately 57 million in March 2013.

Nuomi net revenues were US$5.1 million, representing a 102.0% increase from the corresponding period of 2012.  Nuomi had 3.1 million active paying users for the first quarter of 2013 compared to 1.8 million for the corresponding period of 2012, a 69.2% increase.

Cost of revenues was US$16.6 million, a 33.0% increase from the corresponding period of 2012.  Cost of revenues for the first quarter of 2013 included US$0.3 million for Nuomi.  The increase in cost of revenues for the first quarter was largely due to increased revenue sharing costs for Woxiu, our virtual talent show service on 56.com, and the increased bandwidth investment for renren.com.

Operating expenses were US$57.5 million, a 43.0% increase from the corresponding period of 2012. Operating expenses in the first quarter of 2013 included US$11.8 million expenses incurred on Nuomi. Excluding operating expenses attributable to Nuomi in both quarters, the operating expenses in the first quarter of 2013 would be US$45.7 million, a 53.3% increase from the corresponding period in 2012.

Selling and marketing expenses were US$22.2 million, a 27.1% increase from the corresponding period of 2012. The increase was primarily due to the increased advertising and promotions for our launched games plus headcount and personnel related expense increases for Nuomi.

Research and development expenses were US$24.0 million, a 56.5% increase from the corresponding period in 2012. The increase was primarily due to headcount and personnel related expense increases for mobile-related investments and games development.

General and administrative expenses were US$11.3 million, a 52.7% increase from the corresponding period in 2012.  The increase was primarily due to the growth of our company size and business operations.

Share-based compensation expense, which were all included in the operating expenses, were US$3.2 million, compared to US$1.8 million in the corresponding period in 2012.

Operating loss was US$27.5 million, compared to an operating loss of US$20.6 million in the corresponding period in 2012.

Net loss attributable to Renren Inc. was US$3.1 million, compared to a net loss of US$13.6 million in the corresponding period in 2012. Excluding results of operations attributable to Nuomi in both quarters, net income in the first quarter of 2013 would be US$3.8 million, compared to a net loss of US$5.5 million in the corresponding period of 2012.

Adjusted net income (non-GAAP) was US$0.5 million, compared to an adjusted net loss of US$11.3 million in the corresponding period in 2012. Excluding results of operations attributable to Nuomi in both quarters, adjusted net income in the first quarter of 2013 would be US$7.4 million, compared to the adjusted net loss of US$3.1 million in the corresponding period in 2012. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On December 26, 2012, the Company announced the renewal of its share repurchase program to repurchase up to US$48.2 million of its ADSs and shares between the dates of January 1, 2013 to December 31, 2013.  During the first quarter of 2013, Renren repurchased approximately 1.3 million ADSs.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$55 million to US$57 million in the second quarter of 2013, representing 23% to 27% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Monday, May 13, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Tuesday, May 14, 2013).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 718-354-1231

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299

Passcode: 58002211

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 184 million activated users as of March 31, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second quarter of 2013 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per shares, ADS, and per ADS data)	2012	2013

ASSETS

Current assets:
Cash and cash equivalents	$207,438	$112,172
Term deposits	550,000	579,976
Short-term investments	147,045	162,533
Trade and notes receivable, net	18,402	13,694
Prepaid expenses and other current assets	29,591	40,486
Amounts due from related parties	258	430

Total current assets	952,734	909,291

Non-current assets:
Equipment and property, net	32,355	63,929
Intangible assets, net	26,820	26,853
Goodwill	59,673	59,858
Long-term investments	107,597	132,229
Other non-current assets	22,634	6,439
Total non-current assets	249,079	289,308
TOTAL ASSETS	$1,201,813	$1,198,599

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$36,743	$39,461
Accrued expenses and other payables	41,608	57,900
Amounts due to a related party	77	155
Deferred revenue and advance from customers	10,668	8,179
Income tax payable	1,023	1,010
Total current liabilities	90,119	106,705

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,564	6,514
Total non-current liabilities	6,564	6,514

TOTAL LIABILITES	96,683	113,219

Commitments

Shareholders’ Equity:
Class A ordinary shares	730	728
Class B ordinary shares	403	404
Additional paid-in capital	1,319,044	1,320,929
Subscription receivable	(229)	(229)
Statutory reserves	6,712	6,712
Accumulated deficit	(261,459)	(264,596)
Accumulated other comprehensive income	39,714	21,234
Total shareholders’ equity	1,104,915	1,085,182
Noncontrolling Interests	215	198
TOTAL EQUITY	1,105,130	1,085,380
TOAL LIABIILITIES AND EQUITY	$1,201,813	$1,198,599

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per shares, ADS, and per ADS data)	2012	2012	2013

Net revenues
Renren	$29,536	$43,300	$41,454
Nuomi	2,543	5,517	5,137
Total net revenues	32,079	48,817	46,591
Cost of revenues	(12,475)	(17,801)	(16,586)
Gross profit	19,604	31,016	30,005
Operating expenses:
Selling and marketing	(17,418)	(22,422)	(22,145)
Research and development	(15,332)	(25,539)	(23,988)
General and administrative	(7,413)	(11,380)	(11,317)
Total operating expenses	(40,163)	(59,341)	(57,450)
Loss from operations	(20,559)	(28,325)	(27,445)

Other income	910	161	257
Exchange gain (loss) on offshore bank accounts	373	—	(6)
Interest income	5,854	3,379	3,740
Realized gain on available-for-sale investments	217	770	15,073

Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	(13,205)	(24,015)	(8,381)
Income tax benefit (expenses)	(132)	(494)	84

Loss before earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	(13,337)	(24,509)	(8,297)
Earnings (loss) in equity method investments, net of income taxes	(279)	3,411	5,143

Net loss	(13,616)	(21,098)	(3,154)
Add: Net loss attributable to noncontrolling interests, net of income taxes	13	14	17

Net loss attributable to Renren Inc.	$(13,603)	$(21,084)	$(3,137)
Net loss per share, basic	$(0.01)	$(0.02)	$(0.00)
Net loss per ADS, basic	$(0.03)	$(0.06)	$(0.01)
Net loss per share, diluted	$(0.01)	$(0.02)	$(0.00)
Net loss per ADS, diluted	$(0.03)	$(0.06)	$(0.01)
Shares used in computation, basic	1,166,834,683	1,130,402,052	1,132,823,805
ADS used in computation, basic	388,944,894	376,800,684	377,607,935
Shares used in computation, diluted	1,166,834,683	1,130,402,052	1,132,823,805
ADS used in computation, diluted	388,944,894	376,800,684	377,607,935

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2012	2012	2013

Loss from continuing operations	$(13,616)	$(21,098)	$(3,154)
Add back: Shared-based compensation expenses	1,770	4,005	3,235
Add back: Amortization of intangible assets	565	413	391
Adjusted net income (loss)	$(11,281)	$(16,680)	$472